UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


10032406

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: September 30, 1998<br>Estimated average burden hours per response . . . 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



| SEC FILE NUMBER |
|---|
| 8- 52234 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 9/1/09 (MM/DD/YY) AND ENDING 8/31/10 (MM/DD/YY).

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ICM Capital Markets Ltd.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPLE PLACE OF BUSINESS (do not use P.O. Box No.)

888 Seventh Avenue – 17th Floor
(No. and Street)

| New York | New York | 10019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc M. Drimer — (561) 283-4420
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual state last, first, middle name*)

| 1900 NW Corporate Blvd. E-210 | Boca Raton | Florida | 33431 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**SEC 1410 (3-91)**

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number**

# OATH OR AFFIRMATION

I, **Marc M. Drimer**, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **ICM Capital Markets Ltd.**, as of **August 31, 2010** are true and correct. I further affirm that neither the company, nor any partner, proprietor, principal officer, nor director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________________________________________

_______________________________________________

_______________________________________________



NOTARY PUBLIC-STATE OF FLORIDA
Karen Z. Fischer
Commission # DD610800
Expires: NOV. 17, 2010
BONDED THRU ATLANTIC BONDING CO., INC.


Marc M. Drimer
Signature

Known personally to me

CEO
Title

Karen Z. Fischer
Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Cash Flows
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SIPC Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
__ (o) Independent auditor's report on internal control
__ (p) Schedule of proposed capital withdrawals

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SHERB & CO., LLP

*Certified Public Accountants*

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
ICM Capital Markets Ltd.

We have audited the accompanying statement of financial condition of ICM Capital Markets Ltd. as of August 31, 2010, and the related statements of operations, changes in shareholders' deficit and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICM Capital Markets Ltd. as of August 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP
Certified Public Accountants

Boca Raton, Florida
October 22, 2010

ICM CAPITAL MARKETS LTD.
STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2010

## ASSETS

| | |
|---|---|
| Cash | $ 64,612 |
| Due from clearing brokers | 22,694 |
| Clearing deposits | 100,025 |
| Prepaid expenses | 13,900 |
| Loans receivable - related parties, net of $21,974 allowance | 190,573 |
| Property and equipment, net of accumulated depreciation of $19,937 | 34,775 |
| Total assets | $ 426,579 |

## LIABILITIES AND SHAREHOLDERS' DEFICIT

| | |
|---|---|
| Liabilities: | |
| Accounts payable and accrued expenses | $ 100,835 |
| Commissions payable | 59,422 |
| Loan payable - related party | 276,250 |
| Total liabilities | 436,507 |
| Shareholders' deficit: | |
| Common stock, no par value; 200 shares authorized 235 shares issued and outstanding | 567,500 |
| Accumulated deficit | (577,428) |
| Total shareholders' deficit | (9,928) |
| Total liabilities and shareholders' deficit | $ 426,579 |

See accompanying notes to financial statements

# ICM CAPITAL MARKETS LTD.
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED AUGUST 31, 2010

| | |
|---|---|
| Revenues: | |
| Commissions | $ 1,186,758 |
| Other income | 124,806 |
| Total revenue | 1,311,564 |
| Expenses: | |
| Compensation and benefits | 547,290 |
| Clearing costs | 175,666 |
| Commissions | 648,912 |
| Regulatory fees | 38,157 |
| Communication costs | 14,870 |
| Professional fees | 22,336 |
| Taxes other than federal income tax | 2,287 |
| Travel and entertainment | 19,177 |
| Rent | 180,000 |
| Bad debt expense | 21,974 |
| Amortization | 12,000 |
| Depreciation | 16,523 |
| Office expense | 175,251 |
| Total expenses | 1,874,443 |
| Net income before interest expense and income taxes | (562,879) |
| Interest expense | 15,001 |
| Net income before income taxes | (577,880) |
| Income tax expense | - |
| Net loss | $ (577,880) |

See accompanying notes to financial statements

ICM CAPITAL MARKETS LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT
FOR THE YEAR ENDED AUGUST 31, 2010

| | Common Stock - No Par Value | | Accumulated | |
|---|---|---|---|---|
| | Shares | Amount | Deficit | Total |
| Balance, August 31, 2009 | 212 | $ 135,000 | $ 452 | $ 135,452 |
| Sale of common stock | 23 | 432,500 | - | 432,500 |
| Net loss | - | - | (577,880) | (577,880) |
| Balance, August 31, 2010 | 235 | $ 567,500 | $ (577,428) | $ (9,928) |

See accompanying notes to financial statements

ICM CAPITAL MARKETS LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED AUGUST 31, 2010

| | |
|---|---|
| Cash flows from operating activities: | |
| Net loss | $ (577,880) |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Depreciation and amortization expense | 30,357 |
| Allowance for doubtful accounts | 21,974 |
| Changes in assets and liabilities: | |
| (Increase) decrease in: | |
| Due from clearing brokers | 60,301 |
| Prepaid expenses | 44,588 |
| Clearing deposit | 5,172 |
| Increase in: | |
| Accounts payable and accrued expenses | 63,647 |
| Commissions and payroll taxes payable | 30,855 |
| Net cash used in operating activities | (320,986) |
| Cash flows from investing activities: | |
| Net cash used in investing activities | - |
| Cash flows from financing activities: | |
| Loan receivable | (127,837) |
| Loan payable | 15,000 |
| Proceeds from sale of shares | 432,500 |
| Net cash provided by financing activities | 319,663 |
| Net increase in cash | (1,323) |
| Cash, beginning of year | 65,935 |
| Cash, end of year | $ 64,612 |

Supplemental disclosure of cash flow information:

| | |
|---|---|
| Cash paid during the year for interest and taxes | $ - |

See accompanying notes to financial statements

**ICM CAPITAL MARKETS LTD.**
**NOTES TO FINANCIALS STATEMENTS**
**YEAR ENDED AUGUST 31, 2010**

## ***NOTE 1 - DESCRIPTION OF BUSINESS***

ICM Capital Markets Ltd. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company was incorporated in the State of New York on September 23, 1998.

Customer accounts are cleared through Pension Financial Services, Inc.

## ***NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES***

*Cash and Cash Equivalents*

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

*Revenue Recognition*

The Company earns revenue (commissions) from brokerage activities, which are recognized on a trade date basis. Investment banking income includes fees earned for financial advisory and placement services. Financial advisory fees are earned throughout the term of the financial advisory agreement. Fees for placement services are recognized when the placement is completed and the collection of the fee is reasonably determined.

Revenues are not concentrated in any particular region of the country or with any individual or group.

*Property and Equipment*

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of the assets, which are from three to five years. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

*Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

*Income Taxes*

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

## ***NOTE 3 – NET CAPITAL REQUIREMENTS***

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At August 31, 2010 the Company had net capital of $29,074, which was $18,524 in excess of its required net capital of $10,550. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 5.44 to 1.

## ***NOTE 4 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION***

The Company clears all of its proprietary and customer securities transactions through Pension Financial Services, Inc. on a fully disclosed basis. At no time is the Company in possession of customer funds.

The Company has a $22,694 receivable from their clearing organization at August 31, 2010 which consists primarily of net commissions due from customer trades.

As required by its clearing organization, a deposit of $100,000 exists at Pension Financial Services, Inc.

## ***NOTE 5 – PROPERTY AND EQUIPMENT***

At August 31, 2010, property and equipment consisted of the following:

| | Estimated Life | | |
|---|---|---|---|
| Office Furniture | 5 Years | $ | 17,516 |
| Computer Equipment | 3 Years | | 37,196 |
| | | | 54,712 |
| Less: Accumulated Depreciation | | | (19,937) |
| | | $ | 34,775 |

For the period ended August 31, 2010, depreciation expense amounted to $16,523.

## ***NOTE 6 – LOANS RECEIVABLE – RELATED PARTIES***

At August 31, 2010 gross loans receivable totaled $212,547 which consisted primarily of loans to employees. The Company has set up a $21,974 allowance for doubtful accounts as several of the employees are no longer with the Company, though the Company plans on exhausting all efforts to make full collection of all receivables. The loans are non-interest bearing and do not have a maturity date.

**ICM CAPITAL MARKETS LTD.**
**NOTES TO FINANCIALS STATEMENTS**
**YEAR ENDED AUGUST 31, 2010**

## *NOTE 7 – PREPAID EXPENSES*

At August 31, 2010 the Company had prepaid expenses of $13,900 which consisted primarily of a prepaid registration fee to FINRA of $8,900 and prepaid acquisition costs of $5,000, net of accumulated amortization of $20,000.

A prepaid acquisition cost of $25,000 was paid in January of 2009 to a trustee. This payment is being amortized at $1,000 per month for 25 months. Amortization expense at August 31, 2010 totaled $12,000.

## *NOTE 8 – CONCENTRATIONS OF CREDIT RISK*

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times, may exceed federally insured limits.

## *NOTE 9 – FINANCIAL INSTRUMENTS*

The carrying amounts reported in the balance sheet for cash, prepaid expenses, deposits and accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

## *NOTE 10 – LOAN PAYABLE – RELATED PARTY*

On October 15, 2008 the Company entered into a subordinated loan agreement with ICMC Holdings LLC, a related party. ICMC Holdings LLC is a related party through common ownership and management with the Company. The loan which is for the sum of $276,250 and bears interest at 6% per annum is payable on November 30, 2011. Interest accrued on the loan as of August 31, 2010 totaled $15,000.

## *NOTE 11 – COMMITMENTS*

On April 1, 2009, the Company entered into a rental agreement with ICMC Holdings LLC, a related party, for office space. Monthly base rental expense under this agreement was approximately $15,000. The agreement shall remain in effect until the lease held by ICMC Holdings LLC expires or until the agreement is mutually terminated.

## *NOTE 12 – SHAREHOLDERS' EQUITY*

During the fiscal year 2010, the Company sold 23 shares of common stock for $432,500 to ICMC Holdings LLC, a related party.

## *NOTE 13 – INCOME TAXES*

The Company uses the cash method of accounting for income tax purposes and had no taxable income for Book purposes or Tax purposes for its year ended August 31, 2010. Accordingly, Management did not record current income tax expense or income tax payable at and for the year ended August 31, 2010.

At August 31, 2010 deferred tax assets included approximately $159,000 from tax net operating loss carry forwards. Management has established a full valuation allowance for its deferred tax asset due to the uncertainty that the deferred tax asset will be realized.

At August 31, 2010 the Company had approximately $398,000 in net operating loss carry forwards available to offset future taxable income. These losses, if unused, will expire through tax years ending August 31, 2030. The availability and use of these losses may be limited in accordance with IRC Section 382 in the event of substantial changes in ownership of the Company.

## *NOTE 14 – SUBSEQUENT EVENTS*

Subsequent to year end, the Company sold 8 shares of common stock for $150,000 to ICMC Holdings LLC.

The Company has evaluated subsequent events through October 26, 2010, which is the date the financial statements were issued, and has concluded that no such events or transactions took place which would require disclosure herein.

## SUPPLEMENTARY INFORMATION

ICM CAPITAL MARKETS LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AUGUST 31, 2010

| | |
|---|---|
| Net capital computation: | |
| Total shareholder's deficit | $ (9,928) |
| Add: | |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | 276,250 |
| Total capital and allowable subordinated liabilities | 266,322 |
| Deductions and/or charges: | |
| Non-allowable assets: | |
| Property and equipment | 34,775 |
| Other assets | 13,900 |
| Receivables from non customers | 190,573 |
| Total non-allowable assets | 239,248 |
| Net capital before haircuts on securities positions | 27,074 |
| Total haircuts on securities | - |
| Net capital | 27,074 |
| Required minimum capital | 10,684 |
| Excess net capital | $ 16,390 |
| Aggregate indebtedness: | |
| Aggregate indebtedness as included in the Statement of Financial Condition | $ 160,257 |
| Ratio of aggregate indebtedness to net capital | 5.92 to 1 |
| Reconciliation: | |
| Net capital, per unaudited August 31, 2010 FOCUS report, as filed | $ 29,075 |
| Audit Adjustments | (2,001) |
| Net capital, per August 31, 2010 audited report, as filed | $ 27,074 |

**ICM CAPITAL MARKETS LTD.**
**SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5**
**OF THE SECURITIES EXCHANGE ACT OF 1934**
**AUGUST 31, 2010**

## ***Statement of Exemption from Rule 15c3-3***

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

ICM Capital Markets Ltd. is claiming exemption due to the fact that all customer transactions are cleared through Penson Clearing & Outsourcing Solutions, Inc. on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.



SHERB & CO., LLP

*Certified Public Accountants*

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

## ***Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3***

To The Shareholders
ICM Capital Markets Ltd.

In planning and performing our audit of the financial statements of ICM Capital Markets Ltd. (the Company), as of and for the year ended August 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at August 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants

Boca Raton, Florida
October 22, 2010



SHERB & CO., LLP

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

*Certified Public Accountants*

## *Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation*

The Board of Directors and Stockholders
ICM Capital Markets, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation SIPC) for the period August 31, 2010, which were agreed to by ICM Capital Markets, Ltd. ("The Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating The Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the period ended August 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the period ended August 31, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sherb & Co., LLP
Certified Public Accountants

Boca Raton, Florida
October 22, 2010